Mail Stop 4561

December 22, 2009

Don H. Liu
Senior Vice President, General Counsel and Secretary
Xerox Corporation
45 Glover Avenue
P.O. Box 4505
Norwalk, Connecticut 06856-4505

> **Re: Xerox Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed December 15, 2009**
> **File No. 333-162639**

Dear Mr. Liu:

We have reviewed your amended Form S-4 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Summary, page 9

1. Please include a description of the litigation relating to the merger in the summary section of the prospectus and an appropriate cross-reference to a more detailed discussion in the filing. It appears that the company faces a continued risk of litigation regarding the merger consideration which is material to an investor's decision to approve the merger and should be disclosed prominently. In this regard, also revise your risk factor on page 29 that begins "Several lawsuits have been filed against ACS…" to clarify the terms of the stipulation agreement. We note that the stipulation agreement states that although the plaintiffs have agreed not to take any action to prevent or delay the merger from closing, the plaintiffs will not be precluded from moving for other relief at a hearing scheduled for January 13 and 14, 2010, including a motion to seek an equitable set aside or constructive trust with respect to some or all of the consideration paid to Mr. Deason in the merger.

2. Please revise the summary of the interests of ACS's directors and executive officers in the transaction on page 15 to disclose Mr. Deason's additional merger consideration, and that he is entitled to additional payments under the Employment Separation Agreement and the Stockholder Party Agreement.

*   *   *   *   *

If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via facsimile: (212) 455-2502
        Mario Ponce, Esq.
        Simpson Thacher & Bartlett LLP